Exhibit 99.(A)(5)(TT)

Press Release November 6, 2006

E.ON Accepts Decision by Spanish Industry Ministry on CNE Conditions

E.ON welcomes the decision of the Spanish Industry Ministry following its appeal against the conditions set by the National Energy Commission (CNE) in relation to the proposed acquisition of Endesa.

In its decision, the Industry Ministry has decided to amend several critical aspects of the CNE ruling. Most importantly, the revised conditions of the Industry Ministry no longer contain any requirement to dispose of any assets. On this basis, E.ON accepts the decision by the Spanish Industry Ministry and now expects the Spanish stock market regulator, CNMV, to proceed with the final approval of its offer.

E.ON’s offer is very attractive for Endesa’s shareholders. The offer price of 35 Euro per share provides great value for them. In addition, only E.ON’s offer delivers the certainty of being a cash offer for 100% of the business - available to all shareholders, institutional and private. Endesa itself will uniquely benefit from being part of the world’s leading power and gas company and will play an active role in the developing European energy sector.

E.ON CEO Wulf Bernotat commenting on the decision, said: “We welcome the judgement of the Industry Ministry. The revised conditions are acceptable to us and we thank the Ministry, that we can now swiftly proceed with the transaction. This judgement clears the way for our offer to be put to shareholders, and we urge all parties involved to take whatever steps are necessary to enable this to happen as soon as possible. The decision marks another important milestone on our road to a successful entry into the Spanish energy market and we remain confident of proceeding to completion.”

E.ON AG
E.ON Platz 1
40479 Düsseldorf
Please direct all queries to:
Dr. Peter Blau
Tel. +49-211-45 79-628
Fax +49-211-45 79-629
Josef Nelles
Tel. +49-211-45 79-544
Fax +49-211-45 79-566
www.eon.com
Presse@eon.com

E.ON AG, Press Release, November 6, 2006	page 2 of 3

Building on Endesa’s Strengths

Through the acquisition of Endesa, E.ON will enhance its position as a global industry leader, given the strength of Endesa’s domestic and international business portfolio. E.ON might consider portfolio enhancements to ensure that Endesa’s Spanish business is in line with current industry trends, such as gas-power convergence and strengthening environmental requirements.

Good Cooperation Sought in Spain

E.ON is committed to building the right relationships with Government, regulators and other important stakeholders in the Spanish market. E.ON also signals to the Spanish authorities its commitment to establish a platform of mutual trust and respect. Mr. Bernotat explained: "We would like to be accepted as a co-operative and constructive partner from the outset. This is our approach in all the markets in which we operate, and from the very beginning we want Spain to be no exception.”

Media Contact E.ON AG, Corporate Communications
Dr. Peter Blau	+49 (0)211 45 79 627
Josef Nelles	+49 (0)211 45 79 544

Spain
Deva Comunicaciones	+34 913 601 720
Gonzalo Lacalle	+34 677 405 341
Juan Torres	+34 666 582 837

UK / International
Finsbury Group	+44 (0)20 7251 3801
Rollo Head	+44 (0)7768 994 987

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from

E.ON AG, Press Release, November 6, 2006	page 3 of 3

E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, CorE.ONores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.